CONFORMED
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                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant to Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934

                          For the month of January 2007

                               BACHOCO INDUSTRIES
                 (Translation of Registrant's name into English)

                          Avenida Tecnologico No. #401
                            38010 Celaya, Guanajuato
                          (Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One)             Form 20-F [X]      Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

(Check One)               Yes [ ]            No [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

================================================================================

                  BACHOCO ANNOUNCES FOURTH QUARTER 2006 RESULTS

    CELAYA, Mexico, Jan. 30 /PRNewswire-FirstCall/ -- Industrias Bachoco S.A. de C.V. ("Bachoco" or "the Company") (NYSE: IBA) (BMV: Bachoco B), Mexico's leading producer and processor of poultry products, today announced its unaudited results for the fourth quarter ended December 31, 2006. All figures have been prepared in accordance with Mexican GAAP and are stated in constant Mexican pesos as of December 31, 2006.

    Highlights:
    * Sales for fourth quarter increased 17.4% to Ps. 3,995.3 million;
    * Gross profit was Ps. 1,047.8 million for the quarter;
    * Fourth quarter operating margin was 13.14%;
    * EBITDA reached Ps. 656.7 million, the highest in a fourth quarter for the company, representing an EBITDA margin of 16.4%;
    * Volume of balanced feed increased by 14.6%, compared to fourth quarter of 2005;
    * Achieved an EPS of Ps. 0.18 (US $0.20 per ADS) for the fourth quarter compared to an EPS of Ps. 0.10 (US $0.11 per ADS) in the same period last year.

    Comments from the CEO:

    Cristobal Mondragon, CEO of Bachoco stated, "We achieved significant results in the fourth quarter in a challenging environment. The effects of hurricane Lane on our northwestern complex and the increase in price of grain, one of our main feed ingredients, were offset by a strong level of demand and consistent supply in our chicken and table egg markets.

    "Our efficiency, flexibility, rapid response and coordinated efforts to mitigate the effects of the hurricane enabled us to satisfy the robust level of demand we foresaw in the quarter and achieve strong operating results compared to the same quarter of 2005.

    "Bachoco's balanced feed business also continued to grow significantly during the quarter.

    "Capital expenditures continue to be internally financed through our operations.

    "We continue to execute on our growth strategies. During the quarter we announced the acquisition of farms and the leasing of a processing plant and feed mill from "Del Mezquital" located in northern Mexico, as a first step for a complex, based in Hermosillo, Sonora.

    "In addition, we recently announced that the Company is in the process of negotiating a business agreement with "Grupo Libra", a poultry company located in the state of Nuevo Leon in Northeast Mexico."

    FOURTH QUARTER 2006 RESULTS

    Net Sales

    Net sales for the quarter reached Ps. 3,995.3 million, an increase of 17.4% compared to the Ps. 3,403.1 million reported for 4Q05. This increase was mainly driven by increases of 18.4% in chicken sales, 15.0% in table egg sales and 20.5% in balanced feed sales; which were slightly offset by an 8.7% decrease in swine sales.

Net Sales by Product Line     4Q05        4Q06
-------------------------   ---------   ---------
                                %           %
CHICKEN                         77.41       78.04
EGGS                             9.58        9.38
BALANCED FEED                    8.55        8.78
SWINE AND OTHER LINES            4.46        3.80
TOTAL COMPANY                  100.00%     100.00%

    Operating Results

    Bachoco's fourth quarter gross margin was 26.2%, compared to 18.2% in 4Q05, mainly due to a 21.3% increase in the price of chicken and a 13.3% increase in the price of table eggs. The Company's operating margin was 13.1%, compared to 2.9% for the same quarter of 2005. EBITDA during the quarter reached Ps. 656.7 million.

    Taxes

    Taxes recognized by the Company during the quarter were Ps. 109.0 million.

    Net Income

    Net income for 4Q06 was Ps. 109.2 million, or Ps. 0.18 per share
(US $0.20 per ADS), compared to net income of Ps. 57.5 million, or Ps. 0.10 per share (US $0.11 per ADS) reported in the same period of 2005. The Company recognized a one-time Ps. 322.6 million deferred tax effect in the fourth quarter, as a result of the change in the rate of income tax for the agricultural sector in Mexico that will take effect in 2007. This effect does not affect the cash flow of the Company.

    RESULTS BY BUSINESS SEGMENT

    Chicken

    Chicken sales increased 18.4% during 4Q06 as a result of a 21.4% increase in prices compared with 4Q05. Increase in pricing was mainly due to normalized supply and strong demand conditions, while a 2.5% decrease in volume was mainly due to the effects of hurricane Lane on the southern part of the State of Sinaloa.

    Table Eggs

    Sales of table eggs increased by 15.0% and volume improved by 1.5% during 4Q06 as a result of a 13.3% increase in prices compared to 4Q05. Prices and supply continued to be normalized in the market during the quarter.

    Balanced Feed

    Sales of balanced feed increased 20.5% when compared to the fourth quarter of last year, as a result of a 14.6% increase in volume and 5.1% increase in pricing.

    Swine and Other Lines

    Sales of swine decreased 8.7% in the fourth quarter. This decline is mainly the result of a 12.5% reduction in the price of swine compared to 4Q05, due to larger supplies in the Mexican market, and was offset in part by a volume increase of 4.3%.

    FULL YEAR 2006 RESULTS

    Net Sales

    Net sales for fiscal 2006 reached Ps. 14,974.6 million, compared to Ps. 15,022.6 million reported for fiscal 2005, representing a decrease of 0.3%. This decrease was mainly the result of decreases in sales of 3.5% in chickens and 18.5% in swine, which were partially offset by increases of 25.4% in balanced feed and 5.9% in table eggs.

Net Sales by Product Line   Year 2005   Year 2006
-------------------------   ---------   ---------
                                %           %
CHICKEN                         80.12       77.58
EGGS                             8.68        9.22
BALANCED FEED                    7.16        9.01
SWINE AND OTHER LINES            4.04        4.19
TOTAL COMPANY                  100.00%     100.00%

    Operating Results

    Bachoco's gross margin reached 22.4% during fiscal 2006, which is lower than the 27.92% gross margin reported for 2005. This decrease was primarily due to a reduction in sales and pricing of chickens and swine and a 7.3% increase in cost of sales. Bachoco's operating margin was 9.1%, compared with a 15.1% operating margin for 2005. EBITDA for the year reached Ps. 1,737.5 million.

    Taxes

    Taxes recognized by the Company during the year were Ps. 318.1 million.

    Net Income

    Net income for the year ended December 31, 2006, was Ps. 891.7 million, or Ps. 1.49 per share, (U.S. $1.65 per ADS), compared to net income of Ps. 1,847.9 million, or Ps. 3.08 per share (U.S. $3.42 per ADS) reported in 2005. This result includes a one-time Ps. 322.6 million deferred tax effect, resulting from the change in the rate of income tax for the agricultural sector in Mexico that will take effect in 2007. This effect does not affect the cash flow of the Company.

    Balance Sheet

    The Company maintained a healthy financial structure at the end of the year. Liquidity remained solid with cash and cash equivalents of Ps. 3,455.1 million as of December 31, 2006. Debt was Ps. 43.6 million as of December 31, 2006.

    Capital expenditures during the year were Ps. 943.3 million, financed entirely through resources generated by operations.

    Company Description

    Industrias Bachoco S.A. de C.V. -- also referred to in this report as Bachoco or the Company -- was founded by the Robinson Bours family in 1952, in the state of Sonora. Since then, it has grown into the largest poultry company in Mexico, with over 700 production and distribution facilities currently organized in seven complexes throughout the country. Bachoco's main business lines are: chicken, eggs, swine, and the Company also is an important player in the balanced feed industry in Mexico. The Company's headquarters are based in Celaya, Guanajuato, located in Mexico's central region.

    Industrias Bachoco made an initial public stock offering in September 1997. Its securities are listed and traded on the Mexican Stock Exchange (Bolsa Mexicana de Valores or BMV) under the ticker symbol Bachoco B, and on the New York Stock Exchange (NYSE) under the ticker symbol IBA.

    The Company posted net sales of $1.39 billion USD for 2006, divided among the Company's four main product lines as follows: 77.6% chicken, 9.2% table eggs, 9.0% balanced feed, and 4.2% swine and other lines.

    For more information, please visit Bachoco's website at http://www.bachoco.com.mx .

    This press release contains certain forward-looking statements that are subject to a number of uncertainties, assumptions and risk factors that may influence its accuracy. Actual results may differ. Factors that could cause these projections to differ, include, but are not limited to: supply and demand, industry competition, environmental risks, economic and financial market conditions in Mexico and operating cost estimates. For more information regarding Bachoco and its outlook, please contact the Company's Investor Relations Department.

                INDUSTRIAS BACHOCO, S.A. DE C.V. AND SUBSIDIARIES
                   Condensed Consolidated Statements of Income
      (millions of constant pesos as of December 31, 2006, and millions of
                      U.S. dollars, except per share data)

                                           Fourth Quarter                              Full Year
                               --------------------------------------    --------------------------------------
                                Dec. 31       Dec. 31       Dec. 31       Dec. 31       Dec. 31       Dec. 31
                                2006(1)         2006          2005        2006(1)         2006          2005
                               ----------    ----------    ----------    ----------    ----------    ----------
Net Sales                      US     370    Ps   3,995    Ps   3,403    US   1,387    Ps  14,975    Ps  15,023
Cost of Sales                         273         2,947         2,783         1,076        11,616        10,828
Gross Profit                           97         1,048           620           311         3,358         4,195
Selling,
 general and
 administrative
 expenses                              48           523           520           185         1,997         1,925
Operating
 Income                                49           525           100           126         1,361         2,270
Comprehensive
 Financing
  Cost (income)
Interest
 Expense (Income)                       1             9            39            (4)          (39)          128
Foreign Exchange
 Loss (gain)                           (5)          (57)          (38)          (16)         (177)         (171)
Gain from
 Monetary
 Position                               3            30            29             7            76            56
Total
 Comprehensive
 Financing Cost
 (income)                              (2)          (18)           30           (13)         (140)           13
Other Income Net                       (2)          (18)           (6)            1            15           (38)
Income before
 Provisions
 for Income
 Tax, Employee
 Profit Sharing
 and Minoritary
Interest                               49           525            63           140         1,516         2,219

Provisions for:
 Income Tax,
  Asset Tax
   & Employee
   Profit
   Sharing                             (7)          (76)          (20)          (23)         (246)         (315)
 Deferred
  Income
  Taxes                               (33)         (355)           (6)          (36)         (388)          (79)
Income before
 Minority
 Interest                               9            94            36            82           882         1,825
Minority
 Interest                               0             1            (1)           (0)           (1)           (2)
Net Income                              9            95            36            82           881         1,824
Effects of
 Bulletin E-1                           1            15            22             1            11            24
Net income
 after
 Bulletin e-1                          10           109            57            83           892         1,848

Weighted
Average Units
 Outstanding
 (Thousand)                       600,000       600,000       599,080       599,571       599,571       599,693
Net Income
 per Share                           0.20          0.18          0.10          1.65          1.49          3.08
Dividend
 per Share                             --            --            --          0.06          0.61          0.42

(1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 10.7995 per U.S. dollar, the noon buying rate at December 29, 2006.

                INDUSTRIAS BACHOCO, S.A. DE C.V. AND SUBSIDIARIES
                      Condensed Consolidated Balance Sheets
      (millions of constant pesos as of December 31, 2006, and millions of
                                  U.S. dollars)

                                Dec '31       Dec '31       Dec '31
                                2006(1)         2006          2005
                               ----------    ----------    ----------
ASSETS
Current Assets:
 Cash and Cash
  Equivalents                  US     320    Ps   3,455    Ps   3,296
  Accounts Receivable
   less allowance for
   Doubtful Accounts                   45           489           493
 Inventories                          264         2,849         1,878
 Other Current Assets                  31           335           380
Total Current Assets                  660         7,127         6,047
 Net Property, Plant and
  Equipment                           877         9,472         9,541
 Other Non Current Assets              35           377           344
Total Non Current Assets              912         9,849         9,885
TOTAL ASSETS                        1,572        16,977        15,932

LIABILITIES
Current Liabilities:
 Notes Payable to Banks                 1             9            96
 Trade Accounts Payable                77           835           456
 Other Accrued Liabilities             31           337           461
Total Current Liabilities             109         1,181         1,013
Long-Term Debt                          3            34            54
Labor Obligations                       6            63            88
Deferred Income Taxes and
 Others                               196         2,119         1,763
Total Long-Term Liabilities           205         2,216         1,905
TOTAL LIABILITIES                     315         3,397         2,918

STOCKHOLDERS' EQUITY
 Capital stock                        203         2,189         2,212
Premium in Public Offering
 of Shares                             59           636           700
Retained Earnings                   1,350        14,575        13,100
Net Income for the Year                83           892         1,839
Deficit from Restatement of
 Stockholders' Equity                (336)       (3,627)       (3,668)
Reserve for Repurchase of
 Shares                                22           235           154
Minimum Seniority Premium
 Liability Adjustment                  --            --            (3)
Effect of Deferred Income
  Taxes                              (126)       (1,364)       (1,364)
Total Majority
 Stockholder's Equity               1,253        13,535        12,969
Minority Interest                       4            44            45
TOTAL STOCKHOLDERS' EQUITY          1,257        13,579        13,014

TOTAL LIABILITIES AND
 STOCKHOLDERS' EQUITY               1,572        16,977        15,932

(1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 10.7995 per U.S. dollar, the noon buying rate at December 29, 2006.

                INDUSTRIAS BACHOCO, S.A. DE C.V. AND SUBSIDIARIES
       Condensed Consolidated Statements of Changes in Financial Position
      (millions of constant pesos as of December 31, 2006, and millions of
                                  U.S. dollars)

                                Dec '31       Dec '31       Dec '31
                                2006(1)         2006          2005
                               ----------    ----------    ----------
Operating Activities:
 Net Income                    US$     83    Ps.    893    Ps.  1,850
 Adjustments to
  Reconcile Net
  Income to Resources
Provided by Operating
 Activities:
Depreciation and Others                48           519           478
Changes in Operating
 Assets and Liabilities               (18)         (194)         (486)
Deferred Income Taxes                  33           356           121
Resources Provided by
 Operating Activities                 146         1,573         1,963

Financing Activities:
 Increase of Capital Stock              0             0            (0)
 Proceeds from
  Long-term Debt                       --            --            (0)
 Proceeds from
  Short-term Debt                       4            42           170
 Repayment of Long-term
  Debt and Notes Payable              (14)         (149)         (205)
 Decrease in Long-term Debt
  in Constant Pesos                    --            --            --
 Cash Dividends Paid                  (34)         (365)         (254)
Resources Provided by
 (Used in)
 Financing Activities                 (44)         (471)         (289)

Investing Activities:
 Acquisition of Property,
  Plant and Equipment                 (86)         (926)         (833)
 Minority Interest                     (0)           (1)            0
 Others                                (1)          (16)          (59)
Resources Used in Investing
 Activities                           (87)         (943)         (892)

Net (Decrease) Increase
 in Cash and Cash
 Equivalents                           15           159           782

Cash and Cash Equivalents
 at Beginning of Period               305         3,296         2,514

Cash and Cash Equivalents
 at End of Period              US$    320    Ps.  3,455    Ps.  3,296

(1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 10.7995 per U.S. dollar, the noon buying rate at December 29, 2006.

SOURCE  Industrias Bachoco, S.A. de C.V.
    -0-                             01/30/2007
    /CONTACT: Investors, Daniel Salazar F., CFO, or Claudia Cabrera, IRO, +011-52-461-61-835-55, or inversionistas@bachoco.net , both of Industrias Bachoco, or Rachel Levine, +1-646-284-9439, or fax,
+1-646-284-9494, or rlevine@hfgcg.com , for Industrias Bachoco/
    /Web site:  http://www.bachoco.com.mx /
    (IBA)

                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               Industrias Bachoco, S.A. de C.V.
                                               (Registrant)


Date: January 30, 2007                         By /s/ Daniel Salazar Ferrer, CFO
                                                  ------------------------------